FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 31, 2012

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the half year ended 30 June 2012

National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank', 'RBS plc' or 'RBS') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' or 'NatWest Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating loss
Operating loss before tax was £1,342 million compared with £2,209 million in the first half of 2011. This primarily reflects lower impairment losses partially offset by reduced income.

Net interest income
Net interest income fell 3% to £1,494 million principally as a result of lower income in the Retail and Commercial businesses, reflecting the impact of a competitive savings market.

Non-interest income
Non-interest income decreased by 28% to £1,649 million compared with £2,293 million in the first half of 2011 primarily due to lower net fees and commissions, and a gain on redemption of own debt of £255 million in the first half of 2011 not repeated in 2012. Other operating income fell by £230 million, mainly as a result of movements in the fair value of investment properties and the profit on disposal of Global Merchant Services recorded in the first half of 2011.

Operating expenses
Operating expenses fell by 5% to £2,889 million. The decrease was principally due to lower charges of £165 million recorded in relation to the provision for Payment Protection Insurance (PPI) claims, compared with £551 million in the first half of 2011, as well as a fall in revenue linked staff expenses in Markets.

Impairment losses
Impairment losses were £1,596 million compared with £3,019 million in the first half of 2011, driven by a significant reduction in Non-Core and improvements in Retail & Commercial.

Capital ratios
Capital ratios at 30 June 2012 were 10.4% (Core Tier 1), 11.7% (Tier 1) and 14.9% (Total).

Condensed consolidated income statement
for the half year ended 30 June 2012

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Interest receivable	3,360	3,021
Interest payable	(1,866)	(1,475)

Net interest income	1,494	1,546

Fees and commissions receivable	1,304	1,488
Fees and commissions payable	(202)	(157)
Income from trading activities	605	535
Gain on redemption of own debt	-	255
Other operating income	(58)	172

Non-interest income	1,649	2,293

Total income	3,143	3,839
Operating expenses	(2,889)	(3,029)

Profit before impairment losses	254	810
Impairment losses	(1,596)	(3,019)

Operating loss before tax	(1,342)	(2,209)
Tax	64	179

Loss for the period	(1,278)	(2,030)
Non-controlling interests	-	4

Loss attributable to ordinary shareholders	(1,278)	(2,026)

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2012

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Loss for the period	(1,278)	(2,030)

Other comprehensive (loss)/income
Available-for-sale financial assets	6	(8)
Cash flow hedges	3	1
Currency translation	(281)	169

Other comprehensive (loss)/income before tax	(272)	162
Tax	(2)	-

Other comprehensive (loss)/income after tax	(274)	162

Total comprehensive loss for the period	(1,552)	(1,868)

Total comprehensive loss is attributable to:
Non-controlling interests	(19)	27
Ordinary shareholders	(1,533)	(1,895)

	(1,552)	(1,868)

Condensed consolidated balance sheet
at 30 June 2012

	30 June 2012	31 December 2011
	£m	£m

Assets
Cash and balances at central banks	2,071	1,918
Amounts due from holding company and fellow subsidiaries	161,318	151,447
Other loans and advances to banks	14,460	14,754
Loans and advances to banks	175,778	166,201
Amounts due from fellow subsidiaries	7,510	7,904
Other loans and advances to customers	129,750	134,985
Loans and advances to customers	137,260	142,889
Debt securities	41,399	41,005
Equity shares	921	928
Settlement balances	4,965	2,468
Amounts due from holding company and fellow subsidiaries	2,498	2,452
Other derivatives	2,434	2,745
Derivatives	4,932	5,197
Intangible assets	832	812
Property, plant and equipment	2,820	2,982
Deferred tax	529	579
Prepayments, accrued income and other assets	2,818	2,573

Total assets	374,325	367,552

Liabilities
Amounts due to holding company and fellow subsidiaries	38,838	39,971
Other deposits by banks	11,339	14,758
Deposits by banks	50,177	54,729
Amounts due to fellow subsidiaries	9,043	3,634
Other customer accounts	258,181	251,076
Customer accounts	267,224	254,710
Debt securities in issue	3,753	4,239
Settlement balances	4,146	2,911
Short positions	13,383	13,482
Amounts due to holding company and fellow subsidiaries	4,871	5,119
Other derivatives	679	973
Derivatives	5,550	6,092
Accruals, deferred income and other liabilities	4,407	5,484
Retirement benefit liabilities	46	207
Deferred tax	234	289
Amounts due to holding company	6,072	6,114
Other subordinated liabilities	1,888	1,888
Subordinated liabilities	7,960	8,002

Total liabilities	356,880	350,145

Equity
Non-controlling interests	1,254	1,272
Owners' equity
Called up share capital	1,678	1,678
Reserves	14,513	14,457

Total equity	17,445	17,407

Total liabilities and equity	374,325	367,552

Commentary on condensed consolidated balance sheet

Total assets of £374.3 billion at 30 June 2012 were up £6.8 billion, 2%, compared with 31 December 2011. Higher loans and advances to the holding company and fellow subsidiaries coupled with a rise in settlement balances as a result of increased activity from seasonal year-end lows have been partly offset by reduced loans and advances to customers.

Loans and advances to banks increased £9.6 billion, 6%, to £175.8 billion. This was primarily due to increases in amounts due from fellow subsidiaries, up £9.9 billion, 7%, to £161.3 billion, partly offset by a reduction in other loans and advances to banks of £0.3 billion, 2%, to £14.5 billion.

Loans and advances to customers decreased £5.6 billion, 4%, to £137.3 billion. Within this, amounts due from fellow subsidiaries decreased £0.4 billion, 5%, to £7.5 billion. Reverse repurchase agreements and stock borrowing were down £0.8 billion, 5%, to £16.5 billion and other loans and advances declined £4.4 billion, 4%, to £113.3 billion, principally reflecting reductions in UK Retail and Ulster Bank.

Settlement balance assets and liabilities rose £2.5 billion to £5.0 billion and £1.2 billion to £4.1 billion respectively as a result of increased customer activity from seasonal year-end lows.

Movements in the value of derivative assets, down £0.3 billion, 5%, to £4.9 billion, and liabilities, down £0.5 billion, 9%, to £5.6 billion, primarily reflect decreases in interest rate contracts, together with the combined effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

Deposits by banks decreased by £4.6 billion, 8%, to £50.2 billion as a result of reductions in amounts due to the holding company and fellow subsidiaries, down £1.1 billion, 3%, to £38.8 billion and other deposits by banks, down £3.4 billion, 23%, to £11.3 billion.

Customer accounts increased £12.5 billion, 5%, to £267.2 billion. Within this, amounts due to fellow subsidiaries were up £5.4 billion to £9.0 billion.  Excluding reductions in repurchase agreements and stock lending, down £0.1 billion to £49.0 billion, other customer accounts increased £7.2 billion, 4% to £209.2 billion, reflecting increases in UK Retail, Wealth and International Banking partially offset by decreases in Ulster Bank.

Debt securities in issue were down £0.5 billion, 11%, to £3.8 billion, mainly as a result of reductions in Markets and Ulster Bank.

Owners' equity was flat at £16.2 billion with capital contributions from the holding company of £1.6 billion offset by the attributable loss for the year of £1.3 billion and movements in foreign exchange reserves of £0.3 billion.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2012

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Called-up share capital
At beginning and end of period	1,678	1,678

Share premium account
At beginning and end of period	2,225	2,225

Available-for-sale reserve
At beginning of period	5	8
Unrealised gains/(losses)	8	(8)
Realised gains	(2)	-
Tax	(1)	-

At end of period	10	-

Cash flow hedging reserve
At beginning of period	(14)	(15)
Amount transferred from equity to earnings	3	1
Tax	(1)	-

At end of period	(12)	(14)

Foreign exchange reserve
At beginning of period	1,068	1,323
Retranslation of net assets	(269)	138
Foreign currency gains on hedges of net assets	7	-

At end of period	806	1,461

Capital redemption reserve
At beginning and end of period	647	647

Retained earnings
At beginning of period	10,526	9,188
Loss attributable to ordinary shareholders	(1,278)	(2,026)
Capital contribution	1,600	2,700
Share based payments
- tax	(11)	2

At end of period	10,837	9,864

Owners' equity at end of period	16,191	15,861

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2012 (continued)

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Non-controlling interests
At beginning of period	1,272	1,315
Currency translation adjustments and other movements	(19)	31
Loss attributable to non-controlling interests	-	(4)
Equity raised	1	-

At end of period	1,254	1,342

Total equity at end of period	17,445	17,203

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(19)	27
Ordinary shareholders	(1,533)	(1,895)

	(1,552)	(1,868)

Condensed consolidated cash flow statement
for the half year ended 30 June 2012

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Operating activities
Operating loss before tax	(1,342)	(2,209)
Adjustments for non-cash items	1,406	3,435

Net cash inflow from trading activities	64	1,226
Changes in operating assets and liabilities	5,849	(2,321)

Net cash flows from operating activities before tax	5,913	(1,095)
Income taxes paid	(18)	-

Net cash flows from operating activities	5,895	(1,095)

Net cash flows from investing activities	143	(61)

Net cash flows from financing activities	1,464	2,166

Effects of exchange rate changes on cash and cash equivalents	(743)	(1,018)

Net increase/(decrease) in cash and cash equivalents	6,759	(8)
Cash and cash equivalents at beginning of period	145,751	133,617

Cash and cash equivalents at end of period	152,510	133,609

Notes

1. Basis of preparation
The Group's condensed financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 'Interim Financial Reporting'. They should be read in conjunction with the Group's 2011 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the IASB and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the EU (together IFRS).

The Group's business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 28. A summary of the risk factors which could materially affect the Group's future results are described on pages 31 and 32. Having reviewed the Group's forecasts, projections and other relevant evidence, and considered the interim financial statements of The Royal Bank of Scotland Group plc for the six months ended 30 June 2012 which were prepared on a going concern basis, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2012 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 115 to 122 of the 2011 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of Group's financial condition are those relating to loan impairment provisions; pensions; financial instrument fair values and deferred tax. These critical accounting policies and judgments are described on pages 123 to 125 of the Group's 2011 Annual Report and Accounts.

IAS 19 revised
The Group will apply IAS 19 Employee Benefits revised (IAS 19 revised) from 1 January 2013. The revised standard, inter alia, eliminates the 'corridor approach' requiring the immediate recognition of actuarial gains and losses. If the Group had adopted IAS 19 revised at 30 June 2012, the net pension liability would increase by £3.5 billion (31 December 2011 - £3.5 billion), the pension cost would be unchanged (31 December 2011 - higher by £67 million), and other comprehensive income after tax lower by £30 million (31 December 2011 - lower by £0.3 billion). Owners' equity would reduce by £2.7 billion (31 December 2011 - £2.6 billion) and net deferred tax assets increase by £0.8 billion (31 December 2011 - £0.9 billion). It is not practical at this stage to estimate the effect on the Group's 2012 annual results.

Recent developments in IFRS
In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle which clarified:

•	the requirements for comparative information in IAS 1 Presentation of Financial Statements and IAS 34 Interim Financial Reporting;
•	the classification of servicing equipment in IAS 16 Property, Plant and Equipment;
•	the accounting for the tax effect of distributions to holders of equity instruments in IAS 32 Financial Instruments: Presentation; and
•	the requirement to disclose segmental net assets in IAS 34.

None of the amendments are effective before 1 January 2013. Earlier application is permitted. The Group is reviewing the amendments to determine their effect, if any, on the Group's financial reporting.

Notes (continued)

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,594 million (first half 2011 - £3,019 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2012 from £12,347 million to £13,157 million, and the movements thereon were:

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

At beginning of period	12,347	9,409
Currency translation and other adjustments	(242)	309
Amounts written-off	(412)	(573)
Recoveries of amounts previously written-off	42	20
Charge to income statement	1,594	3,019
Unwind of discount (recognised in interest income)	(172)	(157)

At end of period	13,157	12,027

Provisions at 30 June 2012 include £9 million (30 June 2011 - £9 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £2 million (first half 2011 - nil) relating to securities.

4. Tax
The actual tax credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%) as follows:

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Operating loss before tax	(1,342)	(2,209)

Expected tax credit	329	585
Losses in period where no deferred tax asset recognised	(127)	(135)
Foreign profits taxed at other rates	(154)	(258)
UK tax rate change - deferred tax impact	8	-
Items not allowed for tax	(7)	(7)
Non-taxable items
- gain on sale of Global Merchant Services	-	12
Taxable foreign exchange movements	1	(2)
Losses brought forward and utilised	-	5
Adjustments in respect of prior periods	14	(21)

Actual tax credit	64	179

Notes (continued)

5. Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results have been presented based on the new organisational structure. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Operating profit/(loss) before tax
UK Retail	80	490
UK Corporate	522	607
Wealth	77	69
International Banking	(9)	(99)
Ulster Bank	(532)	(535)
Markets	(155)	168
Central items	(532)	(836)

Core	(549)	(136)
Non-Core	(598)	(1,797)

Managed basis	(1,147)	(1,933)
Reconciling items
Payment Protection Insurance costs	(165)	(551)
Integration and restructuring costs	(30)	(21)
Gain on redemption of own debt	-	255
Strategic disposals	-	45
Bonus tax	-	(4)

Statutory basis	(1,342)	(2,209)

Notes (continued)

5. Segmental analysis (continued)

Total revenue by division

	Half year ended
	30 June 2012			30 June 2011
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	971	6	977	1,161	5	1,166
UK Corporate	1,024	6	1,030	1,038	3	1,041
Wealth	673	1	674	594	13	607
International Banking	92	6	98	68	7	75
Ulster Bank	606	(57)	549	634	4	638
Markets	913	110	1,023	883	89	972
Central items	809	63	872	385	54	439

Core	5,088	135	5,223	4,763	175	4,938
Non-Core	123	60	183	408	1	409

	5,211	195	5,406	5,171	176	5,347
Eliminations	-	(195)	(195)	-	(176)	(176)

Managed basis	5,211	-	5,211	5,171	-	5,171
Reconciling items
Gain on redemption of own debt	-	-	-	255	-	255
Strategic disposals	-	-	-	45	-	45

Statutory basis	5,211	-	5,211	5,471	-	5,471

Total assets by division

	30 June 2012	31 December 2011
	£m	£m

Total assets
UK Retail	17,581	18,847
UK Corporate	43,146	43,712
Wealth	35,946	35,707
International Banking	6,387	5,641
Ulster Bank	39,204	40,606
Markets	201,051	189,205
Central items	13,239	13,321

Core	356,554	347,039
Non-Core	17,771	20,513

	374,325	367,552

Notes (continued)

6. Contingent liabilities and commitments

	30 June 2012	31 December 2011
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,360	2,584
Other contingent liabilities	1,444	1,566

	3,804	4,150

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	43,948	45,058
Other commitments	206	152

	44,154	45,210

Total contingent liabilities and commitments	47,958	49,360

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules. The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were sold structured collars. This is not expected to be material however, as the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

The Group will also write to non-sophisticated customers classified as retail clients sold other interest rate products (other than interest rate caps) on or after 1 December 2001 offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps will be entitled to approach the Group and request a review. At this stage, the Group is not able to estimate reliably the cost of redress for these customers.

The redress exercise and the past business review will be scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA.

7. Litigation, investigations and reviews
The Bank and other members of the RBS Group are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of members of the RBS Group incurring a liability. The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

Notes (continued)

7. Litigation, investigations and reviews (continued)
In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the RBS Group are involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2012.

Other than as set out in the following sub-sections of this Note entitled 'Litigation' and 'Investigations and reviews', no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group.

In each of the material legal proceedings, investigations and reviews described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on the Group. However, in the event that any such matters were resolved against the RBS Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Litigation
Set out below are descriptions of the material legal proceedings involving the Group.

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBSG preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

Notes (continued)

7. Litigation, investigations and reviews (continued)
With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the RBS Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012.  The Court heard oral argument on the motions on 19 July 2012.

The RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. The RBS Group recently submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

The RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased. As a result, the RBS Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions.  Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit pending in the federal court in Connecticut relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, J.P. Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Notes (continued)

7. Litigation, investigations and reviews (continued)
Other lawsuitsagainst RBS Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation;  Genesee County Employees' Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material. In many of these actions, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend itself vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims.  It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the RBS Group are set out under 'Investigations and reviews' on page 18.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the RBS Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

7. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various government and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant government and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of these events or circumstances could have a significant effect on the RBS Group, its businesses, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the control of the RBS Group but could have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

The RBS Group is co-operating fully with the investigations and proceedings described below.

LIBOR
The RBS Group continues to co-operate fully with investigations by various governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other interest rates.  The relevant authorities include, amongst others, the US Commodity Futures Trading Commission, the US Department of Justice (Fraud Division), the FSA and the Japanese Financial Services Agency.  The RBS Group has dismissed a number of employees for misconduct as a result of its investigations into these matters.

The RBS Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission, Department of Justice (Antitrust Division) and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other interest rates, as well as interest rate-related trading.  The RBS Group is also co-operating fully with these investigations.

It is not possible to reliably measure what effect these investigations, any regulatory findings and any related developments may have on the RBS Group, including the timing and amount of fines or settlements.

Notes (continued)

7. Litigation, investigations and reviews (continued)

Technology incident
On 19 June 2012, the RBS Group was affected by a technology incident as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The NatWest Group has agreed to reimburse customers for any loss suffered as a result of the incident and has made a provision of £95 million in its Q2 2012 results for this matter. Additional costs may arise once all redress and business disruption items are clear and a further update will be given by the RBS Group in Q3.

The incident, the RBS Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the RBS Group could become a party to litigation. In particular, the RBS Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected later in 2012. The RBS Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group's consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

Notes (continued)

7. Litigation, investigations and reviews (continued)
MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) in March 2008, and the RBS Group intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC advised it would no longer investigate the non-compliance issue. The General Court heard MasterCard's appeal in July 2011 and issued its judgment on 24 May 2012, upholding the EC's original decision. The RBS Group understands that MasterCard has appealed further and is considering the basis of MasterCard's appeal and whether the Group should intervene in the proceedings.

Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. In March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and in April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it has issued a Supplementary Statement of Objections regarding consumer credit cards in the EEA. The EC's preliminary view is that these MIFs restrict competition between banks and infringe European antitrust rules.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. In February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court's judgment. The OFT has advised that it is currently reviewing the implications of the European General Court judgment for its own investigations and that it will issue a project update in due course.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the RBS Group's business in this sector.

Notes (continued)

7. Litigation, investigations and reviews (continued)

Payment Protection Insurance
In January 2009, the Competition Commission (CC) announced its intention to order a range of remedies in relation to Payment Protection Insurance (PPI), including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). In October 2010, the CC published its final decision on remedies which confirmed the point of sale prohibition. In March 2011, the CC issued a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies came into force in two parts, in October 2011 and April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The NatWest Group then recorded an additional provision of £551 million in respect of PPI. In the first half of 2012 an additional provision of £165 million was recorded, with an overall total of £0.8 billion accrued as at 30 June 2012.  During 2011, the RBS Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints.  Implementation of the agreed processes is currently under way.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the PCA market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and PCA providers to address the OFT's concerns about transparency and switching, following its market study. PCA providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

Notes (continued)

7. Litigation, investigations and reviews (continued)
On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to review the market again fully in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. In March 2011, the OFT published its update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

On 13 July 2012, the OFT launched its planned review of the PCA market.  The review will look at whether the initiatives agreed by the OFT with banks have been successful.  The OFT has also announced a wider programme of work on retail banking and will consider the operation of the payment systems and the banking market for SMEs.  The PCA review and wider programme of work are aimed at informing the OFT's response to the Independent Commission on Banking's recommendation that the OFT consider making a reference to the Competition Commission by 2015 if it had not already done so, and if sufficient improvements in the market have not been made by that time.  At this stage it is not possible to estimate the effect of the OFT's review.

In May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards wherecross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the RBS Group.

Notes (continued)

7. Litigation, investigations and reviews (continued)

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (Final Report). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011, the UK Government published a response to the Final Report (the 'Response'), reaffirming its intention to accept the majority of the ICB's recommendations. The Government agreed that "vital banking services - in particular the taking of retail deposits - should only be provided by 'ring-fenced banks', and that these banks should be prohibited from undertaking certain investment bankingactivities." It also broadly accepted the ICB's recommendations on loss absorbency and on competition.

Following an extensive first consultation, the UK Government published a White Paper on 14 June 2012 (White Paper), setting out its more detailed proposals for implementing the ICB's recommendations.  Its intention remains to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and for banks to comply with all the measures proposed in the paper by 2019, as the ICB recommended. The Government also reaffirmed its determination that changes to the account switching process should be completed by September 2013, as already scheduled.  A further period of consultation has now been established, which runs until 6 September 2012.

The content of the White Paper was broadly in line with expectations following the Response, with ring-fencing to be implemented as set out in the ICB recommendations and loss-absorbency requirements also largely consistent.

With regard to the competition aspects, the White Paper supports the Payment Council proposals to increase competition by making account switching easier and confirms that the Bank of England and the FSA will publish reviews on how prudential standards and conduct requirements can be a barrier to market entry. The White Paper also urges the OFT to consider what further transparency measures would be appropriate during its review of the PCA market in the second half of this year and a consultation regarding the structure of UK Payments Council is recommended.

While the UK Government's White Paper provides some additional detail, until the further consultation is concluded and significantly more is known on the precise detail of the legislative and regulatory framework it is not possible to estimate the potential impact of these measures with any level of precision.

The RBS Group will continue to participate in the debate and to consult with the UK Government on the implementation of the proposals set out in the White Paper, the effects of which could have a negative impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

7. Litigation, investigations and reviews (continued)

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of the RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation is in its preliminary stages and it is not possible to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the RBS Group attended an informal meeting to provide additional information about the RBS Group's mortgage securitisation business. The investigation is ongoing and the RBS Group continues to provide requested information.

In September 2010, the RBS Group received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General continues. It is not expected to have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

US mortgages - loan repurchase matters
The RBS Group's Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes (continued)

7. Litigation, investigations and reviews (continued)
In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of June 2012, M&IB N.A. received approximately US$512 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A..

However, repurchase demands presented to M&IB N.A. are subject to challenge and, to date, M&IB N.A. has rebutted a significant percentage of these claims.

The volume of repurchase demands is increasing and is expected to continue to increase, and the RBS Group cannot currently estimate what the ultimate exposure of M&IB N.A. may be.  Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the RBS Group's US operations and the RBS Group has been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The RBS Group is in the process of implementing measures for matters identified to date.

The RBS Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The RBS Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the RBS Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

The RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the activities of the RBS Group in the United States, as well as the terms of any supervisory action applicable to the Group, could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

Notes (continued)

7. Litigation, investigations and reviews (continued)
In July 2010, the FSA notified the RBS Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (EVRF) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011 the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million. The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product. This review is being overseen by an independent third party and considers the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008. For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 26 March 2012, the FSA published a Final Notice that it had reached a settlement with Coutts & Co under which Coutts agreed to pay a fine of £8.75 million. This follows an investigation by the FSA into Coutts & Co's anti-money laundering (AML) systems and controls in relation to high risk clients. The fine relates to historic activity undertaken between December 2007 and November 2010.

Coutts & Co has cooperated fully and openly with the FSA throughout the investigation. Coutts & Co has accepted the findings contained in the FSA's Final Notice regarding certain failures to meet the relevant regulatory standards between December 2007 and November 2010. Coutts & Co has found no evidence that money laundering took place during that time.

Since concerns were first identified by the FSA, Coutts & Co has enhanced its client relationship management process which included a review of its AML procedures, and is confident in its current processes and procedures.

In March 2008, the RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the RBS Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs.  With respect to the latter inquiry, in March 2012, the SEC communicated to the RBS Group that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action.

Notes (continued)

8. Other developments

Rating agencies
On 15 February 2012, the rating agency Moody's Investors Service ("Moody's") placed on review for possible downgrade, or extended reviews on, the ratings of 114 European banks and 17 firms with global capital markets activities. Included in the rating reviews were the ratings of RBSG and certain subsidiaries. Moody's cited three reasons for their reviews across all of the affected firms; (i) the adverse and prolonged impact of the euro area crisis; (ii) the deteriorating creditworthiness of euro area sovereigns; and (iii) the substantial challenges faced by banks and securities firms with significant capital market activities.

On 22 February 2012, Moody's also placed on review for possible downgrade selected ratings of North American bank subsidiaries of European banks. Included in these rating actions were the ratings of RBS Citizens, N.A. and Citizens Bank of Pennsylvania.

Moody's completed its ratings review on the RBS Group on 21 June 2012. As a result the agency downgraded RBS Group plc's long-term ratings by one-notch to 'Baa1' from 'A3' (short-term ratings were affirmed unchanged at 'P-2') whilst downgrading ratings of RBS plc, NatWest Plc, RBS N.V., RBS Citizens, N.A. and Citizens Bank of Pennsylvania by one-notch: long term ratings to 'A3' from 'A2' and short term ratings to 'P-2' from 'P-1'. The long term ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded by one-notch to 'Baa2' from 'Baa1' whilst the short-term ratings of these entities were affirmed as unchanged at 'P-2'.

The outlook on RBS plc's standalone rating ('D+'/'baa3') is now stable reflecting Moody's view that capital markets-related risk factors have now been fully incorporated into the bank's standalone rating. The outlook on RBS plc's long-term rating is negative (in line with other large UK banks) reflecting Moody's' view that government support for large UK banks may be lowered in the medium term.

There was very limited impact from these downgrades given the underlying robust improvement in the RBS Group's liquidity, funding and capital position.

On 17 July 2012, Fitch Ratings ("Fitch") affirmed its ratings on RBSG and its subsidiaries. Fitch's ratings outlooks were also affirmed as unchanged at this time except for the outlook on Ulster Bank Ireland Ltd which was changed to Negative from Stable. This Negative outlook is in line with the outlook on the sovereign (Republic of Ireland).

No material rating actions have been undertaken on RBSG or its subsidiaries by Standard & Poor's ("S&P") since the start of the year.

Notes (continued)

8. Other developments (continued)
Current RBSG and subsidiary ratings are shown in the table below.

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

RBS plc	A3	P-2	A	A-1	A	F1

NatWest Plc	A3	P-2	A	A-1	A	F1

RBS N.V.	A3	P-2	A	A-1	A	F1

RBS Citizens, N.A/Citizens Bank of Pennsylvania	A3	P-2	A	A-1	A-	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

9. Related party transactions
Related party transactions in the half year ended 30 June 2012 were similar in nature to those for the year ended 31 December 2011.

Full details of the Group's related party transactions for the year ended 31 December 2011 are included in the Group's 2011 Annual Report and Accounts.

10. Date of approval
The interim results for the half year ended 30 June 2012 were approved by the Board of directors on 31 August 2012.

11. Post balance sheet events
There have been no significant events between 30 June 2012 and the date of approval of this announcement which would require a change to or disclosure in the announcement.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc ("the Company") to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2012 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 11 (the "condensed financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with the International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to National Westminster Bank Plc (continued)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2012 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
31 August 2012

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 205 to 215 of the 2011 Annual Report and Accounts.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group's 2011 Annual Report and Accounts.

●
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and has access to its infrastructure, required to operate the Group's businesses.

●
The Group's businesses, earnings and financial condition and liquidity have been and will continue to be affected by geopolitical conditions, the global economy, instability in the global financial markets and increased competition. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the eurozone, the above factors have resulted in significant fluctuations in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

●
The Group's ability to meet its obligations including its funding commitments, depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group's financial condition. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on the RBS Group's, its and the UK Government's credit ratings.

●
The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The Government has indicated that it supports and intends to implement the recommendations substantially as proposed which could have a material adverse effect on the Group's structure, financial condition and results.

●
The Group's ability to implement the RBS Group's Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the RBS Group's Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the RBS Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk and may impair the RBS Group's ability to raise new Tier 1 capital, and hence to provide capital to the Bank, due to restrictions on its (including the Group's) ability to make discretionary dividend or coupon payments on certain securities.

●
RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government in the event that any such entities are failing, or likely to fail, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group's businesses.

Risk factors (continued)

●
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate.

●
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operation.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities).

●
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The RBS Group is subject to substantial regulation and oversight and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the RBS Group, the Group and other RBS Group members are, and may be, subject to, litigation and regulatory investigations that may adversely impact the Group's business, results of operations and financial condition.

●	Operational and reputational risks are inherent in the Group's operations.

●	The RBS Group may suffer if they do not maintain good employee relations.

●
The RBS Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

●
As a result of the UK Government's majority shareholding in RBSG and indirectly the Group, it can, and in the future may decide to, exercise a significant degree of influence over the RBS Group. Acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of RBSG from the Official List.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

31 August 2012

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2011 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  31 August 2012

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary